SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 8)
                    (INCLUDING A RESTATEMENT OF SCHEDULE 13G
                    AND AMENDMENT NOS. 1 THROUGH 7 THERETO)

                           COCA-COLA ENTERPRISES INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                  191219 10 4
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)

CUSIP No.  191219 10 4          13G                     Page 2 of 39 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE COCA-COLA COMPANY
        E.I.D. 58-0628456

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        168,956,718   (See Attachment A, Note 1)

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 N/A
 REPORTING
                7       SOLE DISPOSITIVE POWER

                        168,956,718   (See Attachment A, Note 1)

  PERSON        8       SHARED DISPOSITIVE POWER
   WITH
                        N/A


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        168,956,718     (See Attachment A, Note 1)

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        37.9579         (See Attachment A, Note 1)

12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191219 10 4           13G                     Page 3 of 39 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BOTTLING INVESTMENTS CORPORATION

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        166,993,038   (See Attachment A, Note 2)

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 N/A
 REPORTING
                7       SOLE DISPOSITIVE POWER

                        166,993,038   (See Attachment A, Note 2)

  PERSON        8       SHARED DISPOSITIVE POWER
   WITH
                        N/A


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        166,993,038     (See Attachment A, Note 2)



10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        37.4530         (See Attachment A, Note 2)


12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 191219 10 4           13G                     Page 4 of 39 Pages

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ACCBC HOLDING COMPANY

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)

        (b)

3       SEC USE ONLY


4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

NUMBER OF       5       SOLE VOTING POWER
 SHARES
                        41,400,093   (See Attachment A, Note 2)

BENEFICIALLY    6       SHARED VOTING POWER
  OWNED BY
   EACH                 N/A
 REPORTING
                7       SOLE DISPOSITIVE POWER

                        41,400,093   (See Attachment A, Note 2)

  PERSON        8       SHARED DISPOSITIVE POWER
   WITH
                        N/A


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        41,400,093      (See Attachment A, Note 2)


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        9.3010          (See Attachment A, Note 2)


12      TYPE OF REPORTING PERSON*

        CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G - AMENDMENT NO. 8, DATED FEBRUARY 14, 2002, FILED WITH THE COMMISION ON FEBRUARY 14, 2002


     Attachment A is hereby amended by deleting the existing disclosure and substituting the following therefor:


                                  ATTACHMENT A

NOTE 1:
------

   1,963,680    Shares owned directly by The Coca-Cola Company.

 125,592,945    Shares owned by Bottling Investments Corporation, a
                wholly owned subsidiary of The Coca-Cola Company.

  41,400,093    Shares owned by ACCBC Holding Company, a wholly owned
                subsidiary of Bottling Investments Corporation.

NOTE 2:
------

 125,592,945    Shares owned directly by Bottling Investments
                Corporation.

  41,400,093    Shares owned by ACCBC Holding Company, a wholly owned
                subsidiary of Bottling Investments Corporation.


See Note 1 above with respect to the beneficial ownership of Common Stock by Bottling Investments Corporation and ACCBC Holding Company.

ITEM 1(a)       NAME OF ISSUER

          COCA-COLA ENTERPRISES INC.


ITEM 1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          Item 1(b) is hereby amended to read as follows:

          2500 Windy Ridge Parkway
          Atlanta, Georgia 30339


ITEM 2(a)       NAME OF PERSON FILING

          This Schedule 13G is filed on behalf of The Coca-Cola Company, Coca-Cola Bottling Enterprises, Inc. and ACCBC Holding Company.



SCHEDULE 13G - AMENDMENT NO. 5, DATED JANUARY 3, 1991, FILED WITH THE COMMISSION ON JANUARY 4, 1991

          This Item is amended to read as follows:

          This Schedule 13G is filed on behalf of The Coca-Cola Company, Bottling Investments Corporation (formerly Coca-Cola Bottling Enterprises, Inc.) and ACCBC Holding Company.


Item 2(b)       ADDRESS OF PRINCIPAL BUSINESS OFFICE

          Item 2(b) is hereby amended to read as follows:

          2500 Windy Ridge Parkway
          Atlanta, Georgia 30339


Item 2(c)       CITIZENSHIP

          Delaware


Item 2(d).      TITLE OF CLASS OF SECURITIES

          Common Stock, $1.00 par value


Item 2(e).      CUSIP NUMBER

          191219 10 4

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

          N/A


Item 4.      OWNERSHIP

SCHEDULE 13G [INITIAL FILING], DATED FEBRUARY 11, 1987, FILED WITH THE COMMISSION ON FEBRUARY 12, 1987


        See cover pages and Attachment A.


SCHEDULE 13G - AMENDMENT NO. 1, DATED DECEMBER 22, 1988, FILED WITH THE COMMISSION ON DECEMBER 23, 1988


Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefor:

        (a)     Amount Beneficially Owned:

                63,300,000 shares (See Attachment B)

        (b)     Percent of Class:

                Approximately 47.56% (See Attachment B)

        (c) Number of Shares as to which such person has (See Attachment B):

                (1)     sole power to vote or to direct the vote:

                        63,300,000 shares

                (2)     shared power to vote or to direct the vote:

                        None

                (3) sole power to dispose of or to direct the disposition of:

                        63,300,000 shares

                (4) shared power to dispose of or to direct the disposition of:

                        None

          On December 22, 1988, The Coca-Cola Company and Coca-Cola Enterprises Inc. ("CCE") entered into an Agreement (the "Agreement") with respect to the repurchase by CCE of shares of Common Stock, par

SCHEDULE 13G - AMENDMENT NO. 1, DATED DECEMBER 22, 1988, FILED WITH THE COMMISSION ON DECEMBER 23, 1988


     value $1.00 per share (the "Common Stock"), of CCE from KO and its subsidiaries (the "Holders") in connection with a share repurchase program for up to 25,000,000 shares of Common Stock to be undertaken by CCE (the "Repurchase Program").

          CCE states in the Agreement its intent to repurchase in December 1988 from the Holders an aggregate of up to but not more than 8,000,000 shares of Common Stock, on the fourth business day after notice is given by CCE (the date of notice to be determined by CCE in its discretion) at a price per share equal to the average of the high and low sale prices of the Common Stock on the New York Stock Exchange on the five full trading days immediately preceding the date on which The Coca-Cola Company receives such notice from CCE. The Agreement further provides that CCE shall not be obligated to repurchase any shares of Common Stock unless and until it provides the aforesaid notice to The Coca-Cola Company. CCE has notified The Coca-Cola Company of its intention to purchase 5,300,000 shares (the "Initial Shares") of Common Stock from The Coca-Cola Company in 1988 at a repurchase price, calculated in accordance with the Agreement, of $14.5375 per share. Of the Initial Shares, 2,790,450 shares will be sold by ACCBC Holding Company, an indirect wholly owned subsidiary of The Coca-Cola Company and a direct subsidiary of Bottling Investments Corporation, and 2,509,550 shares will be sold by Bottling Investments Corporation, a direct wholly owned subsidiary of The Coca-Cola Company.

          The Agreement contemplates that following the repurchase of the Initial Shares, CCE shall continue the Repurchase Program at least until the Holders are restored to an aggregate 49% ownership interest in CCE, unless CCE receives advice of its counsel that it is legally prohibited from continuing the Repurchase Program or unless the continuance of the Repurchase Program would violate any fiduciary duty of CCE. However, CCE is prohibited under the Agreement from repurchasing that number of shares from the public which would cause the Holders to own, in the aggregate at any time, 50% or more of the outstanding common shares of CCE.

          The purchase price for the Initial Shares is subject to upward or downward adjustment based on the aggregate purchase price, net of commissions, paid by CCE for that number of shares of Common Stock purchased by CCE from stockholders (other than shares repurchased from the Holders pursuant to the Agreement) equal to the number of Initial Shares (the "Initial Public Shares"). Within five business days after the date upon which CCE shall have acquired from stockholders other than the Holders a number of shares equal to the number of Initial Shares, the difference between the aggregate purchase price for the Initial Shares and the aggregate purchase price, net of commissions, for the Initial Public Shares shall be paid by CCE to The Coca-Cola Company if the purchase price for the Initial Public Shares is greater than the purchase price for the Initial Shares, or by The Coca-Cola Company to CCE if the purchase price for the Initial Shares is greater than the

SCHEDULE 13G - AMENDMENT NO. 1, DATED DECEMBER 22, 1988, FILED WITH THE COMMISSION ON DECEMBER 23, 1988


     purchase price for the Initial Public Shares. If CCE has not purchased the Initial Public Shares by December 31, 1989, then the adjusting payment shall be calculated based upon the weighted average purchase price, net of commissions, paid by CCE to stockholders other than the Holders for the purchase of Common Stock in December 1988 and calendar year 1989, provided that CCE shall, by December 31, 1989, have purchased sufficient shares of Common Stock to restore the Holders to an aggregate 49% ownership interest in CCE. If CCE shall not have acquired such number of shares, then the adjusting payment shall be made when CCE does purchase a sufficient number of shares of Common Stock to restore the Holders to such 49% ownership interest, at the weighted average price per share, net of commissions, paid by CCE for such shares. If, prior to making the adjusting payment, CCE shall determine in good faith in accordance with standards set forth in the Agreement that it is prudent to terminate the Repurchase Program, it shall provide written notice to The Coca-Cola Company and the adjusting payment shall be calculated based upon the weighted average purchase price, net of commissions, paid by CCE to stockholders other than the Holders for the purchase of Common Stock, provided that if CCE shall have purchased fewer than 2,000,000 shares of Common Stock from stockholders other than the Holders, then the adjusting payment shall be made only with respect to that number of the Initial Shares equal to the number of shares purchased from stockholders other than the Holders.

          The Agreement further provides that interest on any adjusting payment shall be paid at a rate equal to the 30-day composite AA commercial paper rate, from the date of the December 1988 repurchase of the Initial Shares through the date preceding the date such adjusting payment is made. Such interest rate shall initially be the rate released by the Federal Reserve Board on December 29, 1988 and shall be adjusted thereafter on the first business day of each calendar month, prospectively, based on the rate released by the Federal Reserve Board on such day.

          The Agreement further provides that in the event CCE repurchases from stockholders other than the Holders that number of shares of Common Stock which causes the Holders to own, in the aggregate, more than 49% of the then outstanding shares of Common Stock, then CCE shall be obligated to repurchase additional shares of Common Stock from the Holders equal to that number of shares of Common Stock which shall restore the Holders to a 49% aggregate ownership interest in CCE, at per share prices equal to the weighted average price (less commissions) paid under the Repurchase Program for the shares which cause the ownership interest of the Holders to exceed 49%. CCE is obligated under the Agreement to give written notice to The Coca-Cola Company at the close of the first business day after the last business day of each week during the term of the Repurchase Program, and at the close of business on the second day preceding the last business day in each of calendar years 1988, 1989 and 1990, of the number of shares of Common Stock repurchased pursuant to the Repurchase Program through such date.

SCHEDULE 13G - AMENDMENT NO. 1, DATED DECEMBER 22, 1988, FILED WITH THE COMMISSION ON DECEMBER 23, 1988



                                  ATTACHMENT B

        Number of Shares Beneficially Owned:    63,300,000:

                 2,607,139      shares owned directly by The Coca-Cola Company

                45,098,542      shares directly owned by Bottling Investments
                                Corporation, a wholly owned subsidiary of The
                                Coca-Cola Company

                15,594,319      shares directly owned by ACCBC Holding Company,
                                a wholly owned subsidiary of Bottling
                                Investments Corporation

     As noted above in Item 4, Bottling Investments Corporation has agreed to sell 2,509,550 shares and ACCBC Holding Company has agreed to sell 2,790,450 shares of Common Stock of Coca-Cola Enterprises Inc. ("CCE") on December 29, 1988. The foregoing share amounts and percentages reflect such repurchases by CCE. Prior to such repurchases, the aggregate amount of shares beneficially owned by The Coca-Cola Company was 68,600,000 shares, or 49.57 % of the shares of Common Stock outstanding prior to such repurchase.

SCHEDULE 13G - AMENDMENT NO. 2, DATED OCTOBER 12, 1989, FILED WITH THE COMMISSION ON OCTOBER 13, 1989


        Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefor:

        (a)     Amount Beneficially Owned:

                63,180,815 shares of Common Stock, par value $1.00 per share (See Attachment B)

        (b)     Percent of Class:

                Approximately 49.0% (based on 128,940,439 outstanding shares of Common Stock at October 6, 1989)

        (c)     Number of Shares as to which such person has (See Attachment B):

                (1)     sole power to vote or to direct the vote:

                        63,180,815 shares

                (2)     shared power to vote or to direct the vote:

                        None

                (3) sole power to dispose of or to direct the disposition of:

                        63,180,815 shares

                (4) shared power to dispose of or to direct the disposition of:

                        None

          As previously reported, on December 22, 1988, The Coca-Cola Company and Coca-Cola Enterprises Inc. ("CCE") entered into an Agreement (the "Agreement") with respect to the repurchase by CCE of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of CCE from The Coca-Cola Company and subsidiaries of The Coca-Cola Company (collectively, the "Holders") in connection with an issuer share repurchase program (the "Repurchase Program") for up to 25,000,000 shares of Common Stock. Under the Agreement, CCE is obligated to repurchase, from time to time, additional shares of Common Stock from the Holders to restore the Holders to a 49% aggregate ownership interest in CCE when, as a result of repurchases under the Repurchase Program, the Holders own, in the aggregate, more than 49% of the outstanding shares of Common Stock. The Agreement provides that such repurchases from Holders shall be at a per share price equal to the weighted average price (less commissions) paid under the Repurchase Program for the shares which caused the ownership interest of the Holders to exceed 49%.

SCHEDULE 13G - AMENDMENT NO. 2, DATED OCTOBER 12, 1989, FILED WITH THE COMMISSION ON OCTOBER 13, 1989


          Pursuant to the foregoing provisions of the Agreement, on October 12, 1989, CCE repurchased an aggregate of 119,185 shares of Common Stock from ACCBC Holding Company for a per share price of $17.82. Furthermore, it is anticipated that CCE will make further repurchases of shares of Common Stock from the Holders, pursuant to the Agreement, on a weekly basis as required to maintain the Holders' 49% aggregate ownership interest in CCE.



                                  ATTACHMENT B

        Number of Shares Beneficially Owned: 63,180,815:

                2,607,139      shares owned directly by The Coca-Cola Company

                45,098,542      shares directly owned by Bottling Investments
                                Corporation, a wholly owned subsidiary of The
                                Coca-Cola Company

                15,475,134      shares directly owned by ACCBC Holding Company,
                                a wholly owned subsidiary of Bottling
                                Investments Corporation

SCHEDULE 13G - AMENDMENT NO. 3, DATED NOVEMBER 7, 1989, FILED WITH THE COMMISSION ON NOVEMBER 8, 1989


     Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefor:

                (a)     Amount Beneficially Owned:

                        61,852,339 shares of Common Stock, par value $1.00 per share (See Attachment B)

                (b)     Percent of Class:

                        Approximately 49%

                (c) Number of Shares as to which such person has (See Attachment B):

                        (1)     sole power to vote or to direct the vote:

                                61,852,339 shares

                        (2)     shared power to vote or to direct the vote:

                                None

                        (3) sole power to dispose of or to direct the disposition of:

                                61,852,339 shares

                        (4) shared power to dispose of or to direct the disposition of:

                                None

          On November 1, 1989, Coca-Cola Enterprises Inc. ("CCE") paid $12,736,364.99 to The Coca-Cola Company, representing the Adjusting Payment required under Section 1(f) of the agreement (the "Agreement") dated December 22, 1988 between The Coca-Cola Company and CCE with respect to the repurchase by CCE of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of CCE from The Coca-Cola Company and subsidiaries of The Coca-Cola Company (collectively, the "Holders") in connection with an issuer share repurchase program (the "Repurchase Program") for up to 25,000,000 shares of Common Stock. A copy of the Agreement was filed as Exhibit A to Amendment No. 1 to this Schedule 13G. The Adjusting Payment represents the difference between the amount previously paid to The Coca-Cola Company for the 5,300,000 shares purchased from the Holders on December 29, 1989 and the aggregate purchase price, net of commissions, for the initial 5,300,000 shares of Common Stock acquired (other than from the Holders) in the Repurchase Program, plus interest. As a result of the Adjusting Payment, the price

SCHEDULE 13G - AMENDMENT NO. 3, DATED NOVEMBER 7, 1989, FILED WITH THE COMMISSION ON NOVEMBER 8, 1989


     per share paid by CCE for the initial 5,300,00 shares of Common Stock acquired from the Holders was $16 94.

          The Agreement provides that CCE is obligated to repurchase, from time to time, additional shares of Common Stock from the Holders to restore the Holders to an aggregate 49% ownership interest in CCE when, as a result of repurchases under the Repurchase program, the Holders own, in the aggregate, more than 49% of the outstanding shares of Common Stock. Pursuant to such provisions of the Agreement, since October 12, 1989, the date of the last Amendment to this Schedule 13G, CCE has purchased an aggregate of 1,328,476 shares of Common Stock from the Holders (650,066 shares from Bottling Investments Corporation and 678,410 shares from The Coca-Cola Company). Furthermore, it is anticipated that CCE will make further repurchases of shares of Common Stock from the Holders, pursuant to the Agreement, on a weekly basis as required to maintain the Holders' 49% aggregate ownership interest in CCE.


                                  ATTACHMENT B



     Number of Shares Beneficially Owned: 61,852,339:

        1,928,729               shares owned directly by The Coca-Cola
                                Company

        44,448,476              shares directly owned by Bottling
                                Investments Corporation, a wholly owned
                                subsidiary of The Coca-Cola Company

        15,475,134              shares directly owned by ACCBC Holding
                                Company, a wholly owned subsidiary
                                of Bottling Investments Corporation

SCHEDULE 13G - AMENDMENT NO. 4, DATED FEBRUARY 6, 1990, FILED WITH THE COMMISSION ON FEBRUARY 8, 1990


     Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefore:

        (a)     Amount Beneficially Owned:

                60,292,616 shares of Common Stock, par value $1.00 per share (See Attachment B)

        (b)     Percent of Class:

                        Approximately 49%

        (c)     Number of Shares as to which such person has: (see
                Attachment B)

                (1)     sole power to vote or direct the vote:

                                60,292,616 shares

                (2)     shared power to vote or to direct the vote:

                                None

                (3) sole power to dispose of or to direct the disposition of:

                                60,292,616 shares

                (4) shared power to dispose of or to direct the disposition of:

                                None


                                  ATTACHMENT B


        Number of Shares Beneficially Owned:    60,292,616:


        1,293,278        shares owned directly by The Coca-Cola Company

        44,422,054       shares directly owned by Bottling Investments
                         Corporation, a wholly owned subsidiary of The
                         Coca-Cola Company

        14,577,284       shares directly owned by ACCBC Holding Company,
                        a wholly owned subsidiary of Bottling Investments Corporation

SCHEDULE 13G - AMENDMENT NO. 4, DATED FEBRUARY 6, 1990, FILED WITH THE COMMISSION ON FEBRUARY 8, 1990



          As previously stated in Amendment No. 3, pursuant to an agreement between The Coca-Cola Company (the "Company") and Coca-Cola Enterprises Inc. ("CCE") with respect to CCE's share repurchase program (the "Agreement"), CCE is obligated to repurchase additional shares of Common Stock from The Coca-Cola Company and certain of its subsidiaries (the "Holders") in order to restore the Holders to an aggregate ownership of 49% interest in CCE. Pursuant to the provisions of the Agreement, since November 7, 1989, the date of the last Amendment to this Schedule 13G, CCE has purchased an aggregate of 1,559,723 shares of Common Stock from the Holders (which number includes 635,451 shares from The Coca-Cola Company, 26,422 shares from Bottling Investments Corporation and 897,850 shares from ACCBC Holding Company). It is anticipated that CCE will continue to make further repurchases of shares of Common Stock from the Holders throughout 1990, on a weekly basis as required to maintain the Holders' 49% aggregate ownership interest in CCE.

SCHEDULE 13G - AMENDMENT NO. 5, DATED JANUARY 3, 1991, FILED WITH THE COMMISSION ON JANUARY 4, 1991


     Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefore:

        (a)     Amount Beneficially Owned:

                56,269,014 shares of Common Stock, par value $1.00 per share (See Attachment B)

        (b)     Percent of Class:

                Approximately 49.0%

        (c)     Number of Shares as to which such person has: (see
                Attachment B)

                (1)     sole power to vote or to direct the vote:

                        56,269,014 shares

                (2)     shared power to vote or to direct the vote:

                        None

                (3) sole power to dispose of or to direct the disposition of:

                        56,269,014 shares

                (4) shared power to dispose of or to direct the disposition of:

                        None



                                  ATTACHMENT B


        Number of Shares Beneficially Owned:  56,269,014

                 604,668      shares owned directly by The Coca-Cola Company

               1,864,315      shares directly owned by Bottling Investments
                              Corporation, a wholly owned subsidiary of The
                              Coca-Cola Company

              13,800,031      shares directly owned by ACCBC Holding Company,
                              a wholly owned subsidiary of Bottling
                              Investments Corporation

SCHEDULE 13G - AMENDMENT NO. 5, DATED JANUARY 3, 1991, FILED WITH THE COMMISSION ON JANUARY 4, 1991



          As previously stated in Amendment No. 4, pursuant to an agreement between The Coca-Cola Company (the "Company") and Coca-Cola Enterprises Inc. ("CCE") with respect to CCE's share repurchase program (the "Agreement"), CCE was obligated weekly, after making repurchases from persons other than The Coca-Cola Company and certain of its subsidiaries (the "Holders") to repurchase additional shares of Common Stock from the Holders in order to restore the Holders to an aggregate ownership interest of 49% in CCE. Pursuant to the provisions of the Agreement, since February 6, 1990, the date of the last Amendment to this Schedule 13G, CCE has purchased an aggregate of 3,419,662 shares of Common Stock from the Holders (which number includes 380,086 shares from The Coca- Cola Company, 2,262,323 shares from Bottling Investments Corporation and 777,253 shares from ACCBC Holding Company). Repurchases from the Company under this Agreement have been completed.

          As of January 1, 1991, The Coca-Cola Company and CCE entered into an Agreement (the "New Agreement") with respect to the repurchase by CCE of shares of Common Stock, par value $1.00 per share (the "Common Stock"), of CCE from the Holders in connection with a share repurchase program for up to 15,000,000 shares of Common Stock to be undertaken by CCE (the "New Repurchase Program").

          The New Agreement provides that, during the term of the New Repurchase Program, in the event CCE repurchases from stockholders other than the Holders a number of shares of Common Stock which causes the Holders to own, in the aggregate, more than 49% of the then outstanding shares of Common Stock, then CCE shall be obligated to repurchase additional shares of Common Stock from the Holders equal to that number of shares of Common Stock which shall restore the Holders to a 49% aggregate ownership interest in CCE, at per share prices equal to the weighted average price (less commissions) paid for the shares which cause the ownership interest of the Holders to exceed 49%. CCE is obligated under the New Agreement to give written notice to The Coca- Cola Company at the close of the first business day after the last business day of each week during the term of the New Repurchase Program, and at the close of business on the second day preceding the last business day in each calendar year during the term of the New Repurchase Program of the number of shares of Common Stock which shall be repurchased from the Holders in order to restore them to an aggregate 49% ownership interest in CCE. Such repurchase shall close on the third business day of such week or, if applicable, on the last business day of the calendar year. CCE is prohibited under the New Agreement from repurchasing that number of shares from the public which would cause the Holders to own, in the aggregate at any time, 50% or more of the outstanding common shares of CCE.

SCHEDULE 13G - AMENDMENT NO. 6, DATED SEPTEMBER 6, 1991, FILED WITH THE COMMISSION ON SEPTEMBER 6, 1991

     Item 4 is amended and supplemented by adding to the information previously filed under this item the following:


          On August 27, 1991, The Coca-Cola Company agreed with Johnston Coca-Cola Bottling Group, Inc. ("Johnston") that it would recommend to the Board of Directors of Coca-Cola Enterprises Inc. ("CCE") a transaction in which Johnston would be acquired by CCE in exchange for 30,000,000 newly issued shares of CCE common stock. Because The Coca-Cola Company owns approximately 20% of the common stock of Johnston, in addition to its ownership of 49% of the common stock of CCE, The Coca-Cola Company recommended the formation of a special committee of directors not affiliated with The Coca-Cola Company to consider and make a recommendation regarding the combination. The Coca-Cola Company advised Johnston that it would only plan to vote its CCE shares in favor of the merger if the merger was recommended by the special committee. A special meeting of the Board of Directors of CCE was held on August 29, 1991 at which the only action taken was the appointment of the special committee to consider and make a recommendation regarding the proposal.

          The proposed transaction is subject to negotiation of a definitive purchase agreement and approval of the Board of Directors and shareholders of both CCE and Johnston. In addition to requiring Board and shareholder approval of both CCE and Johnston, the proposed transaction would be subject to the receipt of fairness opinions from investment bankers for both parties, expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and other customary conditions. Following the combination, The Coca-Cola Company's ownership interest would be reduced from approximately 49% to approximately 43% of the outstanding common stock of CCE.

          The proposal contemplates that, upon the consummation of the transaction, Mr. S.K. Johnston, Jr., Mr. S.L. Probasco, Jr. and Mr. Henry Schimberg would be elected to the CCE Board. In addition, under the proposal, Mr. Johnston would be elected vice chairman and chief executive officer of CCE, and Mr. Schimberg would be elected president and chief operating officer of CCE, effective upon consummation of the merger. Mr. Donald R. Keough would remain as Chairman of the Board of CCE, and Mr. Brian G. Dyson, currently president and chief executive officer of CCE, would become a vice chairman of the combined company.

SCHEDULED 13G - AMENDMENT NO. 7, DATED JANUARY 29, 1992, FILED WITH THE COMMISSION ON JANUARY 31, 1992


     Item 4 is hereby amended by deleting the existing disclosure contained in Items 4(a), 4(b) and 4(c) and substituting the following therefor:

        (a)     Amount Beneficially Owned:

                56,318,906 shares of Common Stock, par value $1.00 per share (See Attachment B)

        (b)     Percent of Class:

                Approximately 43.8%

        (c)     Number of shares as to which such person has: See Attachment B)

                (1)     Sole power to vote or to direct the vote:

                        56,318,906 shares

                (2)     Shared power to vote or to direct the vote:

                        None

                (3)     Sole power to dispose or to direct the disposition of:

                        56,318,906 shares

                (4)     Shared power to dispose or to direct the disposition of:

                        None


                                  ATTACHMENT B


        Number of Shares Beneficially Owned: 56,318,906

                654,560      shares owned directly by The Coca-Cola Company

             41,864,315      shares directly owned by Bottling Investments
                             Corporation, Corporation, a wholly owned subsidiary of The Coca-Cola Company

             13,800,031      shares directly owned by ACCBC Holding Company,
                             a wholly owned subsidiary of Bottling Investments
                             Corporation

     Item 4 is further amended and supplemented by adding to the Information previously filed under this item the following:


          On December 18, 1991 (the "Effective Time"), Johnston Coca-Cola Bottling Group, Inc. ("Johnston") merged (the "Merger") with and into CCE Exchange Corporation ("Subsidiary"), a wholly owned subsidiary of Coca-Cola Enterprises Inc. ("CCE"), pursuant to the terms of a Merger Agreement and Plan of Reorganization dated December 17, 1991 (the "Merger Agreement") among CCE, Subsidiary and Johnston. Following the Merger, Subsidiary, as the surviving company, changed its corporate name to "Johnston Coca-Cola Bottling Group, Inc." Pursuant to the Merger Agreement, (i) at the election of the holder thereof, each share of the issued and outstanding shares of Johnston Class A Common Stock and Johnston Class B Common Stock was converted into the right to receive either $30,327 or 2,128.21082241 shares of the Common Stock, $1.00 par value per share, of CCE (the "CCE Common Stock"), and (ii) all the 3,226 issued and outstanding shares of Johnston Class C Common Stock, which were held by PruSupply Capital Assets, Inc. ("PruSupply"), were converted into the right to receive cash in the amount of $30,327 per share. As a result of the Merger, Johnston became a wholly-owned subsidiary of CCE.

          Prior to the Effective Time, The Coca-Cola Company owned 1,361 shares of the Class A Common Stock and 1,341 shares of the Class B Common Stock of Johnston (which represented in the aggregate approximately 20% of the outstanding common stock of Johnston on a fully diluted basis). In connection with the Merger, The Coca-Cola Company elected to receive 49,892 shares of CCE Common Stock and approximately $81.2 million in cash in exchange for its shares of Johnston Common Stock. Although the number of shares of CCE Common Stock beneficially owned by The Coca-Cola Company increased as a result of the Merger, because the remaining holders of Class A and Class B Common Stock of Johnston all elected to receive CCE Common Stock in exchange for their shares, a total of 13,438,460 shares of CCE Common Stock were issued in connection with the Merger and The Coca-Cola Company's percentage beneficial ownership of CCE Common Stock decreased to approximately 43.8%.

          Pursuant to the Merger Agreement, three directors of Johnston -- S.K. Johnston, Jr., Henry A. Schimberg and S.L. Probasco, Jr. -- were elected to CCE's Board of Directors, which was increased from 12 to 15 members. Mr. Johnston, who was Chairman and Chief Executive Officer of Johnston, was elected Vice Chairman and Chief Executive Officer of CCE. Mr. Schimberg, who was President and Chief Operating Officer of Johnston, was elected President and Chief Operating Officer of CCE. Additionally, the CCE board elected John R. Alm, Johnston's Senior Vice President - Finance and Administration, as Chief Financial Officer of CCE, J. Guy Beatty, Jr., a former Johnston director, as Secretary of CCE, and Lowry F. Kline, Johnston's Secretary and General Counsel, as General Counsel of CCE.

SCHEDULE 13G - AMENDMENT NO. 8, DATED FEBRUARY 14, 2002, FILED WITH THE COMMISSION ON FEBRUARY 14, 2002

     Item 4 is hereby amended by deleting the existing disclosure and substituting the following therefor:

        (a)     Amount Beneficially Owned:

                168,945,718 shares (See Attachment B)

        (b)     Percent of Class:

                Approximately 37.9579 (See Attachment B)

        (c) Number of Shares as to which such person has (See Attachment (B):

                (1)     sole power to vote or to direct the vote:

                        168,956,718 shares

                (2)     shared power to vote or to direct the vote:

                        None

                (3) sole power to dispose of or to direct the disposition of:

                        168,956,718 shares

                (4) shared power to dispose of or to direct the disposition of:

                        None



                                  ATTACHMENT B


        Number of Shares Beneficially Owned: 168,956,718

        1,963,680       shares owned directly by The Coca-Cola Company

        125,592,945     shares directly owned by Bottling Investments
                        Corporation, Corporation, a wholly owned subsidiary of The Coca-Cola Company

        41,400,093      shares directly owned by ACCBC Holding Company,
                        a wholly owned subsidiary of Bottling Investments
                        Corporation

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        N/A

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        N/A

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        N/A

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        N/A

Item 9. NOTICE OF DISSOLUTION OF GROUP.

        N/A

Item 10.        CERTIFICATION.

        N/A

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE COCA-COLA COMPANY



Date: February 14, 2002                 By: /s/ Gary P. Fayard
                                            --------------------
                                            Gary P. Fayard
                                            Senior Vice President and
                                              Chief Financial Officer



                                        BOTTLING INVESTMENTS CORPORATION



Date: February 14, 2002                 By: /s/ Gary P. Fayard
                                            --------------------
                                            Gary P. Fayard
                                            President, Chief Financial Officer
                                              and Controller

                                                ACCBC HOLDING COMPANY



Date: February 14, 2002                 By: /s/ Gary P. Fayard
                                            --------------------
                                            Gary P. Fayard
                                            Chief Financial Officer
                                              and Controller

                                 EXHIBIT INDEX


Exhibit A               Agreement dated December 22, 1988 between
                        The Coca-Cola Company and Coca-Cola Enterprises Inc.

Exhibit B               Joint Filing Agreement among The Coca-Cola Company,
                        Bottling Investments Corporation and ACCBC Holding
                        Company

Exhibit C               Agreement dated as of January 1, 1991 between The
                        Coca-Cola Company and Coca-Cola Enterprises Inc.